FORM 3


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940



1. Name and Address of Reporting Person

Rajan Arora
85 Scarsdale Road, Suite 202
North York, Ontario M3B2R2

2. Date of event Requiring Statement (Month/Day/Year)

3/28/98

3. IRS or Social Security Number of Reporting Person
(Voluntary)

Not Reported

4. Issuer Name and Ticker or Trading Symbol

HitCom Corporation (HICO)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Director and Officer (Chief Executive Officer and
President)

6. If Amendment, Date of Original (Month/Day/Year)

N/A

7. Individual or Joint/Group

Form filed by One Reporting Person



Table I Non-Derivative Securities Beneficially Owned

1. Title of Security

None

2. Amount of Securities Beneficially Owned

N/A


3. Ownership Form: Direct (D) or Indirect (I)

N/A

4. Nature of Indirect Beneficial Ownership

N/A


Table II Derivative Securities Beneficially Owned


1. Title of Derivative Security

None

2. Date Exercisable and Expiration Date (Month/Day/Year)

N/A

3. Title and Amount of Securities Underlying Derivative
Security

N/A

4. Conversion or Exercise Price of Derivative Security

N/A

5. Ownership Form of Derivative Security: Direct (D) or
Indirect (I)

N/A

6. Nature of Indirect Beneficial Ownership

N/A

Explanation of Responses:

N/A

Signature of Reporting Person

/s/ Rajan Arora

Date

April 7, 1998